SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ 02.558.132/0001-69 / NIRE 5330000580 0

Annual and Special General Meetings
Call Notice

The shareholders are hereby called to attend the Annual and Special General Meetings of the company to be held at 2:00 p.m. on March 31, 2005, at the company's registered office, Setor Comercial Sul, Quadra 2, Bloco C, nº 226, 7º andar, Bairro Asa Sul, CEP 70.302-916, Brasília-DF, in order to resolve on the following agenda: Annual General Meeting: (1) Receive the accounts from Directors; review, discuss and vote on the company's financial statements for the fiscal year ended 12.31.2004; (2) Resolve on the destination of the net income for the year and the distribution of dividends; (3) Approve the proposal for capitalization of profits reserve surplus with respect to the capital stock, against the account of Profits Reserve for Expansion, the capital stock being increased by R$ 164,878,356.93, from R$ 792,965,581.63, to R$ 957,843,938.56, without the issuance of new shares, upon the consequent amendment to article 5 of the Bylaws; (4) Approve the company's capital budget for fiscal 2005; (5) Elect the members of the Company's Audit Committee; and (6) Establish the annual overall remuneration of directors and the individual remuneration of members of the Audit Committee. Special General Meeting: resolve on the following proposals of the Board of Directors: (1) the terms and conditions so as to cancel 5,783,435,550 common shares, without reducing the capital stock, and to return to the market the 1,527,046 common shares and 2,087,452 preferred shares remaining from the corporate restructuring approved in the Special General Meeting [AGE] of TCO and its operators held on 06.30.2004; (2) proceed to the reverse split of 386,664,974,968 book-entry nominative shares, with no par value, of which 129,458,666,783 are common shares and 257,206,308,185 are preferred shares, representative of the capital stock, in the proportion of three thousand (3,000) shares to one (1) share of the respective types, by converting such shares into 128,888,325 book-entry nominative shares, with no par value, of which 43.152.889 are common shares and 85.735.436 are preferred shares, in accordance with that provided for, in Article 12 of Law 6404/76, and the consequent amendment to article 5 of the Bylaws; (3) as a result of the proposed reverse split, amend the current article 6 of the Bylaws as to the limit of the authorized capital, changing such limit from up to seven hundred billion (700,000,000,000) shares, to two hundred and thirty three million, three hundred and thirty three thousand, three hundred and thirty three (233,333,333) shares; (4) Include in the Company's corporate purpose the possibility of: marketing (including, but not limited to purchase, sell, grant as free lease, rent, donate) assets and/or goods required or useful to the exploitation of telecommunication services, as well as objects related to the Brand and/or logotypes used by the Company (including, but not limited to key chains, icons, caps, sunshade, lapel pins); and develop, register and market Software, upon the consequent amendment to article 2 of the Bylaws; (5) Review and/or amend in general the wording and re-number the several articles of the Bylaws, without changing the rights and/or preferences granted to preferred shareholders in the present version of the document, in accordance with the proposal filed with the Company's registered office; and (6) Restate the Company's Bylaws.

GENERAL INSTRUCTIONS

A) The shareholders who take part in the Fungible Custody of Nominative Shares of Stock Exchanges and who wish to attend the Meeting, shall submitt a report supplied by the custodian body issued up to 2 (two) days before the Meeting, showing their respective ownership interest.

B) The documents and proposals are available to shareholders at the address of the meeting. Such documents and proposals can be displayed in the Investor Relations' website www.vivo.com.br/ri and in BOVESPA's website www.bovespa.com.br .

Brasília (DF), February 22, 2005.

Felix Pablo Ivorra Cano
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.